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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              CENTURY CASINOS, INC.
             (Exact name of registrant as specified in its charter)


                DELAWARE                                84-1271317
(State of incorporation or organization)     (IRS Employer Identification No.)

200-220 E. Bennett Ave., Cripple Creek, CO                80813
 (Address of principal executive offices)               (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this Form relates:____________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of Class)



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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On April 29, 1999, the Board of Directors of Century Casinos, Inc. (the "Company") adopted a Stockholder Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of stockholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its stockholders.

         To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock (the "Common Shares") of the Company. The dividend will be paid on May 13, 1999 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock of the Company, par value $.01 per share (the "Preferred Shares"), at a price of $4.00 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Securities Transfer & Trust, Inc., as Rights Agent.

RIGHTS ATTACH TO COMMON SHARES INITIALLY

         Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

          o    the Rights are not exercisable;

          o the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

          o new Common Share certificates issued will contain a notation incorporating the Rights Agreement by reference; and

          o the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.

DISTRIBUTION OF RIGHTS

         Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following four events:

          o the twentieth day after a public announcement that a person or group of affiliated or associated persons has acquired 20% or more of the outstanding Common Shares, thereby becoming an "Acquiring Person" under the Rights Plan; or

          o the twentieth day after a public announcement that a person or group has acquired 15% or more of the outstanding Common Shares, if the Board determines that such person or group ("Adverse Person") intends to take actions which would be detrimental to the long-term interests of the Company or its stockholders or that


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               such ownership would be detrimental to the Company in other respects, thereby becoming an Acquiring Person; or

          o the twentieth day after the commencement of a tender offer or exchange offer, or an announcement of a person's intent to commence a tender or exchange offer, that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares; or

          o the twentieth day after the filing by any person of a registration statement with respect to a contemplated exchange offer to acquire beneficial ownership of 20% or more of the outstanding Common Shares.

         In the latter two instances of a Distribution Date, the Board of Directors may extend the twenty day period, but not beyond the time that a person or group becomes an Acquiring Person.

         Acquisitions by the following persons will not result in the person becoming an Acquiring Person: The Company, any subsidiary or employee benefit plan of the Company.

         After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

RIGHT TO PURCHASE COMPANY STOCK

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share. For convenience, the discussion relating to the Right to Purchase Company Stock and the Right to Purchase Acquiring Person Stock, each immediately below, is expressed in terms of the exercise of a Right to purchase Common Shares.

         If a person or group acquires 20% (or in the case of an Adverse Person, 15%) or more of the outstanding Common Shares (thereby becoming an Acquiring Person), and the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares having a value equal to two times the exercise price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares at a 50% discount.

         For example, at the exercise price of $4.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $8.00 worth of Common Shares (or one one-hundredths of Preferred Shares, as noted above) for $4.00. Assuming a value of $1.60 per Common Share at such time, the holder of each valid Right would be entitled to purchase five Common Shares for $4.00.

RIGHT TO PURCHASE ACQUIRING PERSON STOCK

         Alternatively, if, in a transaction not approved by the Board of Directors, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a



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Rights holder may purchase the acquiring company's common stock at a 50%
discount.

EXCHANGE OF COMPANY STOCK FOR RIGHTS

         At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, for Common Shares for consideration per Right consisting of one-half of the securities that otherwise would be issuable.

REDEMPTION

         The Rights are redeemable by the Company, in whole but not in part, at a price of $.001 per Right at any time up to and including the twentieth day after the time that a person or a group has become an Acquiring Person. Immediately upon redemption, the right to exercise will terminate and the only right of holders will be to receive the redemption price.

EXPIRATION OF RIGHTS

         The Rights will expire on April 29, 2009 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

AMENDMENTS

         Prior to a Distribution Date, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After a Distribution Date, the Board of Directors may, subject to certain limitations, amend the Rights Agreement to clarify or resolve any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons).

MISCELLANEOUS

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

         Until a Right is exercised, a Rights holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A, dated May 7, 1999. A copy of the Rights Agreement is available to Rights holders free of charge upon request to the Corporate Secretary of the Company.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as an exhibit and is incorporated herein by reference.




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Item 2.   EXHIBITS.

         1. Rights Agreement, dated as of April 29, 1999, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent.

         2. Certificate of Designation of Rights, Preferences and Privileges of Preferred Stock (Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

         3. Form of Right Certificate (Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

         4. Summary of Share Purchase Rights (Exhibit C to the Rights Agreement filed as Exhibit 1 hereto).

SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        CENTURY CASINOS, INC.



         Date:  May 7, 1999             By: /s/ NORBERT TEUFELBERGER
                                           ------------------------------------
                                           Norbert Teufelberger, Chief
                                           Financial Officer






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                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER                DESCRIPTION OF EXHIBIT
     -------               ----------------------
         1.       Rights Agreement, dated as of April 29, 1999, between the
                  Company and American Stock Transfer & Trust, Inc., as Rights
                  Agent.

         2.       Certificate of Designation of Rights, Preferences and
                  Privileges of Preferred Stock (Exhibit A to the Rights
                  Agreement filed as Exhibit 1 hereto).

         3. Form of Right Certificate (Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

         4.       Summary of Share Purchase Rights (Exhibit C to the Rights
                  Agreement filed as Exhibit 1 hereto).




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